UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 1, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

February 1, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER PROVIDES PRODUCTION UPDATE FOR 2006

AND PROJECTIONS FOR 2007

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to provide the following update of 2006 production and projections for 2007 for its two 100%-owned mines in Mexico. In its inaugural year as a primary silver producer, Great Panther brought both the Topia Silver-Lead-Zinc Mine in Durango and the Guanajuato Silver-Gold Mine in Guanajuato into production and steadily increased throughput at both operations from their respective starts through the balance of the year.

This month-over-month increase is continuing at both locations as the Company strives to maximize the output of both mines. The refurbishing of both plants has been a continuous process, always staying ahead of the pace of mine development. Relatively low capital costs have been incurred at the plants and the third ball mill at each operation is now ready for testing.

Bringing old mines back into production involves a completely different set of challenges than starting a new operation. Old workings often need to be enlarged to accommodate new equipment, underground facilities (pumps, piping, tracks, etc.) need to be assessed, repaired or replaced and, most importantly, safety conditions need to be substantially improved in order to bring them up to a modern standard. The grade distribution has to be understood, old data verified, and mining methods modified to reflect all of these realities. These challenges were most noticeable at Guanajuato, being a much larger operation and a more complex orebody than Topia. As such, mine rehabilitation and new mine development have not progressed at the pace anticipated by management earlier in 2006 and, consequently, overall output from the mines was lower than originally expected. These issues have been addressed and the mines are now expected to reach the previously targeted throughput of 200 tonnes/day at Topia and 1,200 tonnes/day at Guanajuato by May of 2007.

Total production for both mines for the year was 638,775 ounces of Silver Equivalent (oz of Ag Eq), including 313,484 oz Ag; 1,394 oz Au; 1,381,637 lbs Pb and 1,636,139 lbs Zn. (In calculating Ag Eq, the Company used prices of US$525/oz for gold, US$0.50/lb for lead, US$1.20/lb for zinc, and US$10.25/oz and US$10.50/oz for silver for the first and second semesters, respectively, of 2006). Output for 2007 is now projected at 2,517,000 oz of Ag Eq, roughly 4 times the level of 2006. A more detailed breakdown of production figures for the two operations is presented below. All figures are unaudited and have been prepared by management as guidance for our shareholders.

At Topia, total throughput at the plant was 28,357 tonnes during 2006, with 5,912 tonnes, or 21%, being custom milled for local small miners. Custom milling uses up some of the excess plant capacity and helps to increase efficiencies and lower overall costs. A total of 22,445 tonnes was processed for Great Panther’s account at a head grade of 340 g/t Ag, 0.66 g/t Au, 3.23% Pb and 3.93% Zn, or 25.3 oz/t Ag Eq. With average recoveries of 86.6% for Ag, 83.0% Au, 85.8% Pb and 84.7% Zn, this resulted in the production of 208,004 oz Ag, 406 oz Au, 1,381,637 lbs Pb and 1,636,139 lbs Zn for a silver equivalent production of 483,775 ounces.

At Guanajuato, production commenced in June of 2006 on easily accessible low grade stockwork zones but the development of high grade zones has only now reached the point where these are contributing to production. Consequently, the average grades from Guanajuato remained low for 2006. With increasing production from the higher grade zones from this point forward, the average grade for the mine will improve this year but management has lowered its forecast production for 2007 to reflect this difference.

Guanajuato initiated production with one ball mill and brought a second on stream in November. Each ball mill has a nominal rating of 400 tonnes per day (tpd), although in reality this may be closer to 370tpd. As mentioned above, delays in the feed of higher grade ore from the mine meant that the plant did not operate to its full capacity during 2006. Total throughput for the period of operation in 2006 amounted to 86,111 tonnes at an average grade of 58 g/t Ag and 0.55 g/t Au, or 2.7 oz/t of Ag Eq. With this low grade, recoveries were only 65.3% for both Ag and Au, resulting in final output of 105,480 oz Ag and 988 oz Au, or 155,085 oz Ag Eq.

Despite the challenges in meeting the production schedule, cash operating costs were reduced dramatically throughout the year at both operations. At Topia, average cash costs for the year came to US$56.52/tonne or US$3.31/oz Ag Eq. The projected cash operating cost for 2007 is US$51.81/tonne, or US$2.41/oz Ag Eq.

At Guanajuato, cash operating costs had declined to US$42.00/tonne by December and averaged US$47.09/tonne for the year. Due to the low grade, however, the average cost per ounce for 2006 was US$14.50/oz Ag Eq. Projected cash operating costs at Guanajuato for 2007 are now estimated to be US$32.27/tonne or US$6.60/oz Ag Eq due to the expected increase in grade. Taking both operations together, the company expects 2007 cash operating costs to be approximately US$4.66/oz Ag Eq.

Several notable accomplishments were achieved at both operations in 2006:

•

A new, NI43-101 compliant resource of 3.6 million oz Ag Eq in the Measured & Indicated category and 1.4 million oz Ag Eq in the Inferred category was published for the Topia Mine that will provide guidance for further ore definition for near-term production and for the long-term mine plan.

•

Surface drilling at Guanajuato identified new high grade silver-gold mineralization near surface at the Guanajuatito, Animas and Promontorio areas of the Veta Madre structure. This mineralization will provide near-term mill feed as well as contribute to the estimation of a new NI43-101 resource for the mine (anticipated by April 2007).

•

At the Company’s main non-producing asset, the Mapimi/Km 66 Project in Durango, acquired in 2206, a NI43-101 compliant inferred resource estimate of 22.3 million oz of Ag Eq was prepared by Wardrop Engineering.

•

Great Panther now has total NI43-101 compliant resources of 3.6 million oz Ag Eq in the Measured & Indicated category (at Topia) and 23.7 million oz Ag Eq in the Inferred category (Topia and Mapimi/Km66).

•

The Company had no lost time accidents at either mine in 2006. Safety conditions have been improved dramatically at both operations, workers have new safety equipment, receive regular training and safety briefings are held on a daily basis.

•

Environmental sustainability of both operations has been significantly improved. Active tailings dams have been upgraded to reduce dust and water runoff. All drainage is now fully contained and water is recycled for use at the plants.

•	The crushing plant at Guanajuato has been modified such that it is now a closed circuit operation, resulting in significant operating efficiencies and reduced costs.
•

Construction was initiated on a new state-of-the-art assay laboratory at the Guanajuato Mine. This lab, scheduled for completion in early 2007, will be managed by SGS Labs under contract to Great Panther and will process all samples from the Guanajuato Mine & Mill as well as all exploration samples for the entire company (approximately 65,000 per year). This will result in significant savings and reduced turn-around times for assaying while the independent nature of the lab will mean that all assays generated therein will be NI43-101 compliant.

Great Panther has approved US$4.2 million for capital expenditures at the two mines in 2007, mainly for continued mine development and some new equipment. Exploration budgets are still being revised but the Company is considering drilling up to 50,000 metres of surface and underground drilling at Guanajuato, Topia and Mapimi/Km 66 throughout the course of the year. Great Panther has aggressive expansion plans for both of its mines and hopes to double the existing resources at both Topia and Mapimi/Km 66 by the end of 2007. New acquisitions are being sought out & evaluated on an on-going basis.

In 2006, Great Panther experienced significant growth and successfully made the transition from exploration & development to a junior mining company. With a workforce exceeding 400 people at the two operations - all being Mexican - the mines are making a significant contribution to the local economies and the Company enjoys excellent community relations.

Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for all of Great Panther’s Project, under the meaning of NI43-101, and has reviewed this news release. Aspects of the Topia and Guanajuato Mines relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: February 9, 2007